Exhibit 99(b)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at September 30, 2022:

At September 30, 2022
(in millions)
Total short-term borrowings(1)	¥51,781,769
Long-term debt:
Obligations under finance leases	19,956
Unsubordinated debt	32,700,790
Subordinated debt	4,181,336
Obligations under loan securitization transactions	518,030
Debt issuance costs	(16,160)
Total long-term debt	37,403,952
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,281,995,120 shares)	2,090,270
Capital surplus	5,317,824
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	6,975,596
Accumulated other comprehensive income, net of taxes	1,425,171
Treasury stock, at cost: 992,816,845 common shares	(689,101)
Total shareholders’ equity	15,359,331
Noncontrolling interests	788,177
Total equity	16,147,508
Total capitalization and indebtedness	¥53,551,460

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.